Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement on Form S-3 (File No. 333-288432) and Form S-8 (File Nos. 333-289299, 333-272967, 333-260098, 333-259175, and 333-280401) of our report dated February 29, 2024, except for the Segment Reporting & Reporting Units in Note 3, as to which date is February 27, 2025 relating to the financial statements of Trulieve Cannabis Corp. (the “Company”) appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2025. We were dismissed as auditors on March 25, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal.

/s/ Marcum LLP

Tampa, FL
February 26, 2026